SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6706
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Badger Meter Employee Savings and Stock Ownership Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, WI 53223

REQUIRED INFORMATION
The Badger Meter Employee Savings and Stock Ownership Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Badger Meter Employee Savings and Stock Ownership Plan
Financial Statements and Additional Information
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
Employee Benefit Plans Committee of the Board of Directors of Badger Meter, Inc.
Badger Meter Employee Savings and Stock Ownership Plan
Milwaukee, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information of assets held at end of year as of December 31, 2005 and reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP
April 19, 2006
Milwaukee, Wisconsin

Bedger Meter Employee Savings and Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Cash	$422,877	$309,948

Investments, at fair value	58,837,174	52,011,439

Receivables:
Company contributions	120,311	154,386
Interest	18,140	4,773
Dividend	13,668	0

Total receivables	152,119	159,159

Total assets	59,412,170	52,480,546

Liabilities:
Notes payable	915,000	1,065,000

NET ASSETS AVAILABLE FOR BENEFITS	$58,497,170	$51,415,546

See accompanying notes to financial statements.

Badger Meter Employee Savings and Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

2005

Additions:
Investment income:
Net appreciation in fair value of investments	$6,808,497
Interest and dividends	976,973

Total investment income	7,785,470

Contributions:
Company	120,311
Roll over	119,356
Participants	2,777,923

Total contributions	3,017,590

Total additions	10,803,060

Deductions:
Benefits paid to participants	3,674,670
Interest expense	43,471
Loan fees	3,295

Total deductions	3,721,436

Net increase	7,081,624

Net assets available for benefits:
Balance at beginning of year	51,415,546

Balance at end of year	$58,497,170

See accompanying notes to financial statements.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements

Note 1	Description of the Plan

General

The following description of Badger Meter Employee Savings and Stock Ownership Plan (“the Plan”) is for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan. The Plan is a defined-contribution plan adopted under Section 401(k) of the Internal Revenue Code (the “Code”). The Plan was established as of January 1, 1991, to consolidate the Badger Meter Savings Plan, the Badger Meter Payroll-Based Employee Stock Ownership Plan, and the Badger Meter Employee Stock Ownership Plan into a single plan.

Substantially all domestic employees of Badger Meter, Inc. (“the Company”) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participant contributions may be made up to a maximum of 20% of their compensation on a pretax basis, not to exceed the amount allowed by the Code. Company contributions are made at a rate of 25% of the participant contributions, with the Company contribution percentage applying to a maximum of 7% of the participant’s compensation for the year. The Company may also contribute additional amounts over and above the required contribution at the discretion of the Company’s Board of Directors. No such contributions were made in 2005.

Participant contributions are directed into various investment options (currently totaling nine) at the participant’s discretion. Company contributions are made in cash and are used by the Plan to repay principal and interest on the note payable (see Note 5). As principal and interest payments are made on the note payable, unallocated shares of Badger Meter, Inc. common stock, which serve as collateral for the note payable, are released to Plan participants and provide the Company matching contribution at current market values. Participant contributions may be temporarily invested in a money market common trust fund before being invested in the aforementioned investments.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements

Note 1	Description of the Plan (Continued)

Contributions (Continued)

All contributions are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid for the pretax contributions and growth thereon until the participant withdraws them from the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, if any, and Plan earnings. The Company’s discretionary contribution is allocated equally to all participants. Plan earnings are allocated based on the participant’s account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in all amounts in their accounts.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, the participant’s account shall generally be distributed in a single lump sum at the participant’s option. Final distributions will be made either in shares of Company common stock plus cash in lieu of fractional shares or entirely in cash.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements

Note 1	Description of the Plan (Continued)

Withdrawals

A participant’s contribution may not be withdrawn prior to retirement, death, disability, termination of employment, or termination of the Plan, except for financial hardship, a one-time distribution after age 59 1/2, or in the form of loans to participants. The Plan defines financial hardship as expenses related to college education, uninsured major medical expense, purchase of the participant’s principal residence, or other financial need that cannot be met from other resources of the participant. All withdrawals are subject to approval by the Plan Administrator.

Loans to Participants

Participants are allowed to borrow from their separate account balance. The amount of a loan shall not be less than $1,000 or more than $50,000 and shall not exceed 50% of the participant’s account balance.

Loan maturities cannot exceed 60 months and are secured by the participants’ vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant’s Accounts above), but are credited with the interest earned on the loan balance payable by the participant charged at a reasonable rate as determined by the Plan Administrator.

Note 2	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. The financial statements are based on information provided to the Company and certified as complete and accurate by its Custodian, Marshall and Ilsley Trust Company N.A. Certain adjustments have been made to the financial statements provided by the Custodian in order for them to conform to the accrual basis of accounting.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Investment Valuation

The investment in the guaranteed income group annuity insurance contract is valued at contract value as reported by Massachusetts Mutual Life Insurance Company (“Mass Mutual”). Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and the insurance company’s administrative expenses. The Mass Mutual contract is a “fully benefit-responsive” investment contract, as defined in Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.” As such, this contract is stated at contract value as reported by the insurance company. Crediting interest rates are adjusted annually on January 1.

The investments in mutual funds are valued at the redemption price established by the fund’s trustee based upon the quoted prices of the underlying assets.

Units of common trust funds are valued at quoted redemption price.

The investment in Badger Meter, Inc. common stock, which is traded on the American Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year.

The money market fund is valued at fair value based on quoted market or redemption price on the last business day of the Plan year.

Loans receivable from participants are reported at their unpaid principal balance, which approximates fair value.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles, requires the administrators to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates.

Expenses

Expenses related to the administration of the Plan are paid by the Company. Investment expenses are payable by the Plan and reimbursed by the Company at its discretion.

Payment of Benefits

Benefits are recorded when paid.

Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements

Note 3	Investments

Guaranteed Income Group Annuity Contract No. IG 4178

This contract is an unallocated insurance contract with Mass Mutual, which is credited at least annually for interest earned. Interest rates for 2005 and 2004 were 3.75% and 4.4%, respectively. Mass Mutual determines the annual guaranteed interest rate each January 1. The average yields for 2005 and 2004 were 3.75% and 4.4%, respectively.

Badger Meter, Inc. Common Stock

The Plan’s investment in Badger Meter, Inc. stock consists of 588,511 shares and 675,451 shares as of December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, the fair value of the Plan’s investment in Badger Meter, Inc. common stock, as determined by quoted market price, was $23,093,172 and $20,230,793, respectively.

During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

2005

Badger Meter, Inc. common stock	$5,620,218
Common trust funds	619,822
Mutual funds	568,457

Net appreciation in fair value of investments	$6,808,497

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements

Note 3	Investments (Continued)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

December 31,
2005

Badger Meter, Inc. common stock	$23,093,172
M&I Growth Balanced Portfolio	4,233,927
M&I Diversified Stock Portfolio	5,101,888
Massachusetts Mutual Unallocated Insurance Contract	12,232,411
Heartland Value Plus Fund	4,483,324

Total	$49,144,722

Note 4	Allocated and Unallocated Net Assets Available For Benefits

Information about net assets available for benefits as of December 31, 2005 and 2004 and the significant components of changes in net assets available for benefits during 2005 related to allocated and unallocated net assets is as follows:

	2005	2004

Cash (allocated)	$320,864	$218,447
Cash (unallocated)	102,013	91,501

Investments, at fair value:
Badger Meter, Inc. common stock (allocated)	19,601,204	17,127,596
Badger Meter, Inc. common stock (unallocated)	3,491,968	3,103,197
Investments (allocated)	35,744,002	31,780,646

Receivables:
Company (unallocated)	120,311	154,386
Interest (allocated)	18,140	4,773
Dividend (unallocated)	13,668	0

Note payable (unallocated)	(915,000)	(1,065,000)

Total	$58,497,170	$51,415,546

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements

Note 4	Allocated and Unallocated Net Assets Available For Benefits (Continued)

	2005
	Unallocated	Allocated	Total

Change in net assets:
Net appreciation in fair value of investments	$821,441	$5,987,056	$6,808,497
Interest and dividends	67,746	909,227	976,973
Contributions:
Company	120,311	0	120,311
Roll over	0	119,356	119,356
Participants	0	2,777,923	2,777,923
Benefits paid to participants	0	(3,674,670)	(3,674,670)
Interest expense	(43,471)	0	(43,471)
Loan fees	(95)	(3,200)	(3,295)
Transfers	(437,056)	437,056	0

Total	$528,876	$6,552,748	$7,081,624

Effective January 1, 2004, all participants have the ability to direct the investments within their accounts. Accordingly, all allocated investments are fully participant directed.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements

Note 5	Note Payable

At December 31, 2005, the outstanding balance on the loan is $915,000. The terms of the loan allow variable payments of principal with the final principal and interest payment due April 30, 2008. Interest is payable at the prime interest rate (effective rate of 7.25% at December 31, 2005) or at the LIBOR rate plus 1.50% (effective rate of 5.66% at December 31, 2005). At December 31, 2005, the Plan has exercised its option to designate the outstanding balance as a LIBOR rate loan. The note payable is secured by the unallocated shares of Badger Meter, Inc. common stock held by the Plan (see summary below). In addition, the Company has guaranteed the note payable and is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest in the event the Plan is unable to settle its obligation.

The pledged unallocated shares of Badger Meter, Inc. common stock are released as principal and interest payments are made on the note payable. The shares released, less any shares that are distributed as benefit payments, are considered available and are allocated to the participants’ accounts just prior to each annual principal due date on the note payable.

The note agreement contains certain restrictions and covenants, including a limitation on additional borrowings.

The Company contributions are used to make principal and interest payments on the note payable. The Plan will release unallocated shares with a value in excess of the principal payments made due to appreciation of the Company’s stock.

As of December 31, 2004, $1,065,000 was due under the note payable.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements

Note 5	Note Payable (Continued)

At December 31, 2005 and 2004, the breakdown between allocated and unallocated shares was as follows:

	2005
	Shares
	Available for
	Benefits	Cost	Fair Value

Allocated	499,521	$5,641,366	$19,601,204
Unallocated	88,990	914,995	3,491,968

Total	588,511	$6,556,361	$23,093,172

Per share			$39.24

	2004
	Shares
	Available for
	Benefits	Cost	Fair Value

Allocated	571,873	$4,974,934	$17,127,596
Unallocated	103,578	1,064,989	3,103,197

Total	675,451	$6,039,923	$20,230,793

Per share			$29.95

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements

Note 6	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 7	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 3, 1995, stating that the Plan is qualified under Section 401(a) and 401(k) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. A new determination letter has been requested in 2002 but not yet received. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Note 8	Related Party Transactions

During 2005, the Plan received $362,746, in common stock dividends from the Company.

Note 9	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Unallocated shares are voted on by the Plan’s administrative committee on behalf of the collective best interest of plan participants and beneficiaries.

Additional Information

Badger Meter Employee Savings and Stock Ownership Plan
Schedule H Item 4i — Schedule of Assets (Held at End of Year)
EIN: 39-0143280 Plan Number: 009
December 31, 2005

	Description of
Identity of Issue	Investment	Cost	Current Value
Badger Meter, Inc. Common Stock *	588,511 shares	$6,556,361	$23,093,172

Massachusetts Mutual Life Insurance
Company Insurance Contract		**	12,232,411
Heartland Value Plus Fund	173,436 shares	**	4,483,324
Marshall Government Income Fund *	168,886 shares	**	1,597,664
Marshall International Stock Fund *	143,750 shares	**	2,091,569
M&I Growth Balanced Portfolio *	163,577 shares	**	4,233,927
M&I Diversified Stock Portfolio *	165,827 shares	**	5,101,888
Fidelity Advisor Mid Cap Fund	79,647 shares	**	1,933,042
Managers Special Equity Fund	11,236 shares	**	974,968
Goldman Sachs Small Cap Value	10,415 shares	**	425,131
Davis N Y Venture Fund	43,931 shares	**	1,480,482
Participant loans	Interest rates ranging between 4.0% and 9.5% with various maturity dates	$0	1,189,596

Total Assets (Held at End of Year)			$58,837,174

*	Party-in-interest.

**	Cost information not required for participant-directed investments.

See report of independent registered public accounting firm.	19

Badger Meter Employee Savings and Stock Ownership Plan
Schedule H Item 4j — Schedule of Reportable Transactions
EIN: 39-0143280 Plan Number: 009
Year Ended December 31, 2005

					Current Value of
	Description of			Cost of	Asset on Transaction	Net Gain or
Identity of Issue	Asset	Purchase Price	Selling Price	Asset	Date	(Loss)

Category (iii) — Series of security transactions in excess of 5% of plan assets:

Badger Meter, Inc.	Common Stock	N/A	$4,301,540	$1,971,110	$4,301,540	$2,330,430
Massachusetts Mutual	Guaranteed
Life Insurance Co.	Income Contract	N/A	$5,323,406	$5,323,406	$5,323,406	$0
There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 2005.

See report of independent registered public accounting firm.	20

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Badger Meter Employee Savings and Stock Ownership Plan
Date: June 22, 2006	By:	/s/ Richard A. Meeusen
Richard A. Meeusen
Trustee

	By:	/s/ Ronald H. Dix
Ronald H. Dix
Trustee

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23	Consent of Wipfli LLP, Independent Registered Public Accounting Firm